

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2024

Asher Dahan
Chief Executive Officer
Wearable Devices Ltd.
5 Ha-Tnufa St.
Yokne'am Illit, 2066736 Israel

      Re: Wearable Devices Ltd.
           Registration Statement on Form F-1
           Filed June 14, 2024
           File No. 333-280191

Dear Asher Dahan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeff Kauten at 202-551-3447 or Matthew Derby at 202-551-3334 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Technology

cc: Howard Berkenblit, Esq.